# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fidelis Insurance Holdings Ltd, CIK 0001636639
CUSIP: G3398L118
Title of class of securities: Common Shares, par value $0.01 per share
Address of issuer's principal executive offices: Wellesley House South, 90 Pitts Bay Road, Pembroke, Bermuda (D0), HM08
Date of event which requires filing of this statement: 06/20/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000899140-24-000207
Filed by CIK 0002011672

## Reporting persons
- Shelf Holdco II Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); sole voting power 0; shared voting power 10,354,176; sole dispositive power 0; shared dispositive power 10,354,176; aggregate amount beneficially owned 10,354,176 (9.4% of the class)
  Comment: Based on a total of 110,335,061 common shares issued and outstanding as of March 31, 2025, as reported on the Issuer's Form 6-K filed with the Securities and Exchange Commission on May 15, 2025.
- Shelf Bidco Limited: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Bermuda (D0); sole voting power 0; shared voting power 10,354,176; sole dispositive power 0; shared dispositive power 10,354,176; aggregate amount beneficially owned 10,354,176 (9.4% of the class)
  Comment: Shelf Holdco II Limited ("TFP HoldCo") is the direct owner of 10,354,176 common shares reported herein. TFP HoldCo is a wholly owned subsidiary of Shelf Bidco Limited. Pursuant to the rules and regulations of the Securities and Exchange Commission, Shelf Bidco Limited may be deemed to be the beneficial owner of the common shares directly held by TFP HoldCo.
  
  Based on a total of 110,335,061 common shares issued and outstanding as of March 31, 2025, as reported on the Issuer's Form 6-K filed with the Securities and Exchange Commission on May 15, 2025.
- Shelf Midco Limited: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Bermuda (D0); sole voting power 0; shared voting power 10,354,176; sole dispositive power 0; shared dispositive power 10,354,176; aggregate amount beneficially owned 10,354,176 (9.4% of the class)
  Comment: TFP HoldCo is the direct owner of 10,354,176 common shares reported herein. TFP HoldCo is a wholly owned subsidiary of Shelf Bidco Limited, which in turn is a wholly owned subsidiary of Shelf Midco Limited. Pursuant to the rules and regulations of the Securities and Exchange Commission, Shelf Midco Limited may be deemed to be the beneficial owner of the common shares directly held by TFP HoldCo.
  
  Based on a total of 110,335,061 common shares issued and outstanding as of March 31, 2025, as reported on the Issuer's Form 6-K filed with the Securities and Exchange Commission on May 15, 2025.
- Shelf Holdco Limited: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Bermuda (D0); sole voting power 0; shared voting power 10,354,176; sole dispositive power 0; shared dispositive power 10,354,176; aggregate amount beneficially owned 10,354,176 (9.4% of the class)
  Comment: TFP HoldCo is the direct owner of 10,354,176 common shares reported herein. TFP HoldCo is a wholly owned subsidiary of Shelf Bidco Limited, which in turn is a wholly owned subsidiary of Shelf Midco Limited, which in turn is a wholly owned subsidiary of Shelf Holdco Limited, the ultimate holding company. Pursuant to the rules and regulations of the Securities and Exchange Commission, Shelf Holdco Limited may be deemed to be the beneficial owner of the common shares directly held by TFP HoldCo.
  
  Based on a total of 110,335,061 common shares issued and outstanding as of March 31, 2025, as reported on the Issuer's Form 6-K filed with the Securities and Exchange Commission on May 15, 2025.

## Item 1. Issuer
Name of issuer: Fidelis Insurance Holdings Ltd
Address of issuer's principal executive offices: Wellesley House South, 90 Pitts Bay Road, Pembroke, Bermuda, HM08

## Item 2. Person Filing
Name of person filing:
1. Shelf Holdco II Limited
2. Shelf Bidco Limited
3. Shelf Midco Limited
4. Shelf Holdco Limited

*The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2024, a copy of which was previously filed with the Securities and Exchange Commission as Exhibit I to Schedule 13G filed on February 14, 2024 and incorporated by reference herein, pursuant to which the Reporting Persons agreed to file the statement on Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is Waterloo House, 100 Pitts Bay Road, Pembroke, Bermuda HM08
Citizenship: Each of the Reporting Persons is a Bermuda exempted company with limited liability.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 10,354,176
Percent of class: 9.4
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 10,354,176
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 10,354,176

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
EXHIBIT INDEX

Exhibit I: Joint Filing Agreement, dated February 13, 2024*
* Incorporated by reference to the Joint Filing Agreement by the Reporting Persons dated February 13, 2024, which was previously filed with the Securities and Exchange Commission as Exhibit 1 to Schedule 13G filed on February 13, 2024.

https://www.sec.gov/Archives/edgar/data/1636639/000089914024000207/s021324b.htm

## Signatures
- Shelf Holdco II Ltd: /s/ Gareth Walters, Gareth Walters, Bermuda CFO and Group Treasurer (07/10/2025)
- Shelf Bidco Limited: /s/ Gareth Walters, Gareth Walters, Bermuda CFO and Group Treasurer (07/10/2025)
- Shelf Midco Limited: /s/ Gareth Walters, Gareth Walters, Bermuda CFO and Group Treasurer (07/10/2025)
- Shelf Holdco Limited: /s/ Gareth Walters, Gareth Walters, Bermuda CFO and Group Treasurer (07/10/2025)